              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

              THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 99-4

                       Investment Company Act No. 811-5065

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact name of Trust:

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
          THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 99-4

     B.   Name of Depositor:

          DEAN WITTER REYNOLDS INC.

     C.   Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
              THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 99-4

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------

     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                       )    Front Cover
     (b)  Title of securities issued          )

2.   Name and address of Depositor            )    Table of Contents

3.   Name and address of Trustee              )    Table of Contents

4.   Name and address of principal            )    Table of Contents
     Underwriter                              )

5.   Organization of Trust                    )    Introduction

6.   Execution and termination of             )    Introduction; Amendment
     Indenture                                )    and Termination of the
                                              )    Indenture

7.   Changes of name                          )    Included in Form
                                              )    N-8B-2

8.   Fiscal Year                              )    Included in Form
                                              )    N-8B-2

9.   Litigation                               )    *

     II.  GENERAL DESCRIPTION OF THE TRUST
              AND SECURITIES OF THE TRUST

10.  General Information regarding            )
     Trust's Securities and Rights of         )
     Holders                                  )

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------

     (a)      Type of Securities              )    Rights of Unit Holders
              (Registered or Bearer)          )

     (b)      Type of Securities              )    Administration of the
              (Cumulative or Distribu-        )    Trust - Distribution
              tive)                           )

     (c)      Rights of Holders as to         )    Redemption; Public Offer-
              withdrawal or redemption        )    ing of Units - Secondary
                                              )    Market

     (d)      Rights of Holders as to         )    Public Offering of Units
              conversion, transfer, par-      )    - Secondary Market; Ex-
              tial redemption and simi-       )    change Option; Redemp-
              lar matters                     )    tion; Rights of Unit
                                              )    Holders -Certificates

     (e)      Lapses or defaults with         )    *
              respect to periodic pay-        )
              ment plan certificates          )

     (f)      Voting rights as to Secu-       )    Rights of Unit Holders -
              rities under the Indenture      )    Certain Limitations;
                                              )    Amendment and Termination
                                              )    of the Indenture

     (g)      Notice to Holders as to         )
              change in:                      )

              (1)  Composition of assets      )    Administration of the
                   of Trust                   )    Trust - Reports to Unit
                                              )    Holders; The Trust - Sum-
                                              )    mary Description of the
                                              )    Portfolios
              (2)  Terms and Conditions       )    Amendment and Termination
                   of Trust's Securities      )    of the Indenture
              (3)  Provisions of Inden-       )    Amendment and Termination
                   ture                       )    of the Indenture
              (4)  Identity of Depositor      )    Sponsor; Trustee
                   and Trustee                )

     (h)      Security Holders Consent        )
              required to change:             )

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------

              (1)  Composition of assets      )    Amendment and Termination
                   of Trust                   )    of the Indenture

              (2)  Terms and conditions       )    Amendment and Termination
                   of Trust's Securities      )    of the Indenture

              (3)  Provisions of Inden-       )    Amendment and Termination
                   ture                       )    of the Indenture

              (4)  Identity of Depositor      )    *
                   and Trustee                )

     (i)      Other principal features of     )    Cover of Prospectus; Tax
              the Trust's Securities          )    Status

11.  Type of securities comprising            )    The Trust - Summary De-
     units                                    )    scription of the Portfo-
                                              )    lios; Objectives and Se-
                                              )    curities Selection; The
                                              )    Trust - Special Consid-
                                              )    erations

12.  Type of securities comprising            )    *
     periodic payment certificates            )

13.  (a)      Load, fees, expenses, etc.      )    Summary of Essential In-
                                              )    formation; Public Offer-
                                              )    ing of Units - Public Of-
                                              )    fering Price; - Profit of
                                              )    Sponsor; - Volume Discount;
                                              )    Expenses and Charges

     (b)      Certain information re-         )    *
              garding periodic payment        )
              certificates                    )

     (c)      Certain percentages             )    Summary of Essential In-
                                              )    formation; Public Offer-
                                              )    ing of Units - Public Of-
                                              )    fering Price; - Profit of
                                              )    Sponsor; - Volume Discount

     (d)      Price differentials             )    Public Offering of Units
                                              )    - Public Offering Price

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------

     (e)      Certain other loads, fees,      )    Rights of Unit Holders -
              expenses, etc. payable by       )    Certificates
              holders

     (f)      Certain profits receivable      )    Redemption - Purchase by
              by depositor, principal         )    the Sponsors of Units
              underwriters, trustee or        )    Tendered for Redemption
              affiliated persons              )

     (g)      Ratio of annual charges to      )    *
              income                          )

14.  Issuance of trust's securities           )    Introduction; Rights
                                              )    of Unit Holders - Certifi-
                                              )    cates


15.  Receipt and handling of pay-             )   Public Offering of Units
     ments from purchasers                    )   - Profit of Sponsor

16.  Acquisition and disposition of           )   Introduction; Amendment
     underlying securities                    )   and Termination of the
                                              )   Indenture; Objectives and
                                              )   Securities Selection; The
                                              )   Trust - Summary Descrip-
                                              )   tion of the Portfolio;
                                              )   Sponsor - Responsibility


17.  Withdrawal or redemption                 )   Redemption; Public Offer-
                                              )   ing of Units - Secondary
                                              )   Market

18.  (a)      Receipt and disposition of      )   Administration of the
              income                          )   Trust; Reinvestment Pro-
                                              )   grams

     (b)      Reinvestment of distribu-       )   Reinvestment Programs
              tions                           )

     (c)      Reserves or special fund        )   Administration of the
                                              )   Trust - Distribution

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------

     (d)   Schedule of distribution           )   *

19.   Records, accounts and report            )   Administration of the
                                              )   Trust - Records and Ac-
                                              )   counts; - Reports to Unit
                                              )   Holders

20.   Certain miscellaneous provi-            )   Amendment and Termination
      sions of the trust agreement            )   of the Indenture; Sponsor
                                              )   - Limitation on Liability
                                              )   - Resignation; Trustee
                                              )   - Limitation on Liability
                                              )   - Resignation

21.   Loans to security holders               )   *

22.   Limitations on liability of de-         )   Sponsor, Trustee; Evalua-
      positor, trustee, custodian, etc.       )   tor - Limitation on Li-
                                              )   ability

23.   Bonding arrangements                    )   Included on Form
                                              )   N-8B-2

24.   Other material provisions of the        )   *
      trust agreement                         )

      III.  ORGANIZATION PERSONNEL AND
            AFFILIATED PERSONS OF DEPOSITOR

25.   Organization of Depositor               )   Sponsor

26.   Fees received by Depositor              )   Expenses and Charges -
                                              )   fees; Public Offering of
                                              )   Units - Profit of Sponsor

27.   Business of Depositor                   )   Sponsor and Included in Form
                                              )   N-8B-2

28.   Certain information as to officials     )   Included in Form
      and affiliated persons of Depositor     )   N-8B-2

Form N-8B-2                                       Form S-6
Item Number                                       Heading in Prospectus
-----------                                       ---------------------

29.   Voting securities of Depositor          )   Included in Form
                                              )   N-8B-2

30.   Persons controlling Depositor           )   *

31.   Compensation of Officers and            )   *
      Directors of Depositor                  )

32.   Compensation of Directors of            )   *
      Depositor                               )

33.   Compensation of employees of            )   *
      Depositor                               )

34.   Remuneration of other persons for       )   *
      certain services rendered to trust      )
                                              )

      IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's                 )   Public Offering of Units
      securities by states                    )   - Public Distribution

36.   Suspension of sales of trust's          )   *
      securities                              )

37.   Revocation of authority to distribute   )   *
                                              )

38.   (a)   Method of distribution            )   Public Offering of Units
      (b)   Underwriting agreements           )
      (c)   Selling agreements                )

39.   (a)   Organization of principal         )   Sponsor
            underwriter                       )
      (b)   N.A.S.D. membership of            )
            principal underwriter             )

40.   Certain fees received by principal      )   Public Offering of Units
      underwriter                             )   - Profit of Sponsor
                                              )

41.   (a)   Business of principal             )   Sponsor
            underwriter                       )

Form N-8B-2                                       Form S-6
Item Number                                       Heading in Prospectus
-----------                                       ---------------------

      (b)   Branch offices of principal       )   *
            underwriter                       )

      (c)   Salesman of principal             )   *
            underwriter                       )

42.   Ownership of trust's securities by      )   *
      certain persons                         )

43.   Certain brokerage commissions           )   *
      received by principal under-            )
      writer                                  )

44.   (a)   Method of valuation               )   Public Offering of Units
      (b)   Schedule as to offering           )   *
            price                             )
      (c)   Variation in offering price       )   Public Offering of Units
            to certain persons                )   - Volume Discount; Ex-
                                              )   change Option

45.   Suspension of redemption rights         )   *

46.   (a)   Redemption valuation              )   Public Offering of Units
                                              )   - Secondary Market; Re-
                                              )   demption
      (b)   Schedule as to redemption         )   *
            price                             )

47.   Maintenance of position in un-          )   See items 10(d), 44 and 46
      derlying securities                     )

      V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.   Organization and regulation of          )   Trustee
      Trustee                                 )

49.   Fees and expenses of Trustee            )   Expenses and Charges

50.   Trustee's lien                          )   Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE
            OF HOLDERS OF SECURITIES

51.   (a)   Name and address of               )   *
            Insurance Company                 )

Form N-8B-2                                       Form S-6
Item Number                                       Heading in Prospectus
-----------                                       ---------------------

      (b)   Type of policies                  )   *
      (c)   Type of risks insured and         )   *
            excluded                          )
      (d)   Coverage of policies              )   *
      (e)   Beneficiaries of policies         )   *
      (f)   Terms and manner of can-          )   *
            cellation                         )
      (g)   Method of determining pre-        )   *
            miums                             )
      (h)   Amount of aggregate premi-        )   *
            ums paid                          )
      (i)   Persons receiving any part of     )   *
            premiums                          )
      (j)   Other material provisions         )   *
            of the Trust relating to          )
            insurance                         )

      VII.  POLICY OF REGISTRANT

52.   (a)   Method of selecting and            )  Introduction; Objectives
            eliminating securities from the    )  and Securities Selection;
            Trust                              )  The Trust - Summary De-
                                               )  scription of the Portfo-
                                               )  lio; Sponsor - Responsi-
                                               )  bility
      (b)   Elimination of securities from     )  *
            the Trust                          )
      (c)   Substitution and elimination of    )  Introduction; Objectives
            securities from the Trust          )  and Securities Selection;
                                               )  Sponsor - Responsibility
      (d)   Description of any funda-          )  *
            mental policy of the Trust         )

53.   Taxable status of the Trust              )  Cover of Prospectus; Tax
                                               )  Status

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.   Information regarding the                )  *
      Trust's past ten fiscal years            )

55.   Certain information regarding            )  *
      periodic payment plan certifi-           )
      cates                                    )

Form N-8B-2                                       Form S-6
Item Number                                       Heading in Prospectus
-----------                                       ---------------------

56.   Certain information regarding            )  *
      periodic payment plan certifi-           )
      cates                                    )

57.   Certain information regarding            )  *
      periodic payment plan certifi-           )
      cates                                    )

58.   Certain information regarding            )  *
      periodic payment plan certifi-           )
      cates                                    )

59.   Financial statements (Instruction        )  Statement of Financial
      1(c) to Form S-6)                        )  Condition

                    SUBJECT TO COMPLETION SEPTEMBER 17, 1999

--------------------------------------------------------------------------------

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 99-4
                            A "UNIT INVESTMENT TRUST"

          The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, The Competitive Edge Best Ideas Portfolio Series 99-3 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, The Competitive Edge Best Ideas Portfolio Series 99-4. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
              THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 99-3

          The prospectus dated July 23, 1999, File No. 333-82371, is hereby incorporated by reference herein.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, The Competitive Edge Best Ideas Portfolio Series 99-4. This prior final prospectus is incorporated herein by reference.

     Morgan Stanley Dean Witter Select Equity Trust,
     The Competitive Edge Best Ideas Portfolio Series 99-3
     (Registration No. 333-82371)

          Written consents of the following persons:

               -    Cahill Gordon & Reindel (included in Exhibit 5)

               -    Deloitte & Touche LLP

The following Exhibits:

      ***EX-3(i)      Certificate of Incorporation of Dean Witter
                      Reynolds Inc.

      ***EX-3(ii)     By-Laws of Dean Witter Reynolds Inc.

        *EX-4.1       Trust Indenture and Agreement, dated
                      September 30, 1993.

        *EX-4.15      Amendment to Exhibit 4.1 dated December 30,
                      1997.

       **EX-4.2       Draft of Reference Trust Agreement.

     ****EX-5 Opinion of counsel as to the legality of the securities being registered.

     ****EX-23.1      Consent of Independent Auditors.

     ****EX-23.2      Consent of Cahill Gordon & Reindel
                      (included in Exhibit 5).

---------------------------
* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Oppor-
     tunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 98-1, Registration No. 333-41785.
**   Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
**** To be filed by amendment.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, The Competitive Edge Best Ideas Portfolio Series 99-4, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 17th day of September, 1999.

                                              MORGAN STANLEY DEAN WITTER SELECT
                                              EQUITY TRUST,
                                              THE COMPETITIVE EDGE BEST IDEAS
                                              PORTFOLIO SERIES 99-4
                                              (Registrant)

                                                   By:Dean Witter Reynolds Inc.
                                                   (Depositor)



                                                   /s/Thomas Hines
                                                   ---------------------------
                                                   Thomas Hines
                                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 17th day of September, 1999.

                                        DEAN WITTER REYNOLDS INC.

Name                                    Office
----                                    ------

Philip J. Purcell                       Chairman & Chief        )
                                        Executive Officer       )
                                        and Director***         )
Bruce F. Alonso                         Director****
Richard M. DeMartini                    Director***
Raymond J. Drop                         Director****
James F. Higgins                        Director***
Mitchell M. Merin                       Director*
Stephen R. Miller                       Director***
Thomas C. Schneider                     Director**

                                        By:      /s/Thomas Hines
                                                 ----------------------------
                                                 Thomas Hines
                                                 Attorney-in-fact*, **, ***,
                                                 ****
--------------------------
* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No. 333-16839.
** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.
*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.
**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with

        Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

Exhibit No.           Document
-----------           --------

        ***EX-3(i)    Certificate of Incorporation of Dean Witter
                      Reynolds Inc.

        ***EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

          *EX-4.1     Trust Indenture and Agreement, dated
                      September 30, 1993.

          *EX-4.15    Amendment to Exhibit 4.1 dated December 30, 1997.

         **EX-4.2     Draft of Reference Trust Agreement.

       ****EX-5 Opinion of counsel as to the legality of the securities being registered.

       ****EX-23.1    Consent of Independent Auditors.

       ****EX-23.2    Consent of Cahill Gordon & Reindel
                      (included in Exhibit 5).


---------------------------
* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 98-1, Registration No. 333-41785.
**      Filed herewith.
*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****    To be filed by amendment.